                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM U5S/A


                                  ANNUAL REPORT
                      For the Year Ended December 31, 2001


                                 AMENDMENT NO. 1


                         ==============================



       Filed pursuant to the Public Utility Holding Company Act of 1935 by


                                  Powergen plc
                            Powergen US Holdings Ltd.
                             Powergen US Investments
                            Powergen Luxembourg Sarl
                        Powergen Luxembourg Holdings Sarl
                      Powergen Luxembourg Investments Sarl
                          Powergen US Investments Corp.
                                c/o Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom


             Inquiries concerning this Form U5S may be directed to:

                             Mr. Christopher Salame
                                Company Secretary
                                  Powergen plc
                                   City Point
                               1 Ropemaker Street
                                 London EC2Y 9HT
                                 United Kingdom

                                TABLE OF CONTENTS

ITEM 6. OFFICERS AND DIRECTORS...........................................1

         Part III.         Executive Compensation........................1

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS..............................11

EXHIBITS................................................................11


                                       i
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ITEM 6.  OFFICERS AND DIRECTORS

      PART III. EXECUTIVE COMPENSATION

  (a) THE COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM COMPANIES:

         The following information is reproduced from Powergen's Annual Report on Form 20-F for the year ended December 31, 2001.

                        SUMMARY OF DIRECTORS' EMOLUMENTS


                                                                                             Year ended
                                                      Year ended December 31, 2001        December 31, 2000
                                                  -------------------------------------   -------------------- -------- -----------
                                                                                                                TOTAL     Pension
                                                                                                               ACCRUED     p.a
                                                                                                               PENSION  accruing in
                                                  Performance                                                  P.A. AT  year ended
                               Salaries/            related    Other     Gain on          Salaries/            DECEMBER  December
                                 fees    Benefits   bonuses   payments    share   TOTAL     fees       Total   31, 2001  31, 2001
                                  $          $         $         $       options    $         $          $         $        $
                               --------- -------- ----------- --------   ------- -------- ---------  --------- -------- ----------
CHAIRMAN
Edmund Wallis                   756,808   45,117     189,202     2,911        0   994,038   732,066  1,139,578  535,587 505,024

EXECUTIVE DIRECTORS
Nick Baldwin(1)                 563,240   18,920     232,864         0   23,286   838,310   414,789    636,010  277,981 208,122
Roger Hale(2)                   235,775   45,117           0    23,286        0   304,178    46,573    849,954  759,719 729,155
Peter Hickson(1)                459,906   17,465     192,113     2,911        0   672,395   429,343    724,789   87,324  64,038
Victor Staffieri(3)             397,324   61,127     529,766 1,075,541        0 2,063,758         -          -  307,089 266,338

NON-EXECUTIVE DIRECTORS
Sir Frederick Crawford*          36,385        0           0         0        0    36,385    36,385     36,385
Dr. Christopher Gibson-Smith(4)  21,831        0           0         0        0    21,831         -          -
Sydney Gillibrand*               43,662        0           0         0        0    43,662    43,662     43,662
Anthony Habgood(5)                2,911        0           0         0        0     2,911    36,385     36,385
Dr. David Li*                    36,385        0           0         0        0    36,385    36,385     36,385
Paul Myners(6)                   48,028        0           0         0        0    48,028    80,047     80,047
Thomas Oates(7)                  14,554        0           0         0        0    14,554         -          -
Roberto Quarta(6)*               21,831        0           0         0        0    21,831    36,385     37,840
Peter Wilson(4)                  21,831        0           0         0        0    21,831         -          -
                               --------- -------- ----------- --------   ------- -------- ---------  --------- -------- ----------
TOTAL                         2,660,471  187,746   1,143,945 1,104,649   23,286 5,120,097 1,892,020  3,621,035
______________________

(1)  Retired on July 1, 2002, date of acquisition by E.ON.

(2) For the period to April 30, 2001, date of resignation. In addition to the above emoluments, Roger Hale received payments of $13,882,281 during the year ended December 31, 2000 to which he became entitled as a director of LG&E Energy under change of control arrangements in his contract with LG&E Energy, and as a shareholder of LG&E Energy.

(3) For the period from April 30, 2001, date of appointment. Included within other payments of $1,075,541 is $1,044,977 of retention payments for Victor Staffieri's continued employment following the acquisition of LG&E Energy by Powergen.

(4)  For the period from May 30, 2001, date of appointment.

(5)  For the period to January 31, 2001, date of resignation.

(6)  For the period to August 3, 2001, date of resignation.

(7)  For the period from August 3, 2001, date of appointment.

 *   Resigned as of July 1, 2002.

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Notes:

(a) The amounts presented in U.S. dollars ($) have been converted from UK pound sterling figures ((pound)) at a convenience rate, based on the exchange rate on December 31, 2001 of $1.4554/(pound).

(b) The pension information shown above is accrued benefit entitlements calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The amounts represent the total accrued pensions payable at normal retirement date of age 60.


(b) THEIR INTEREST IN THE SECURITIES OF SYSTEM COMPANIES INCLUDING OPTIONS OR OTHER RIGHTS TO ACQUIRE SECURITIES:

         The following information was reproduced from the Scheme Circular in respect of the acquisition of Powergen by E.ON, filed as Exhibit B-2 in File No. 70-10058.

         (i) As at the close of business on 20 March 2002, the interests of the Powergen Directors and their immediate families and related trusts in the share capital of Powergen which have been notified to Powergen are set out below:

                                                                            Powergen Shares
Name                                       Powergen Shares                   under option
--------------------------------     ----------------------------        ----------------------
Edmund Wallis                                    65,359                       674,283
Nick Baldwin                                      9,933                       301,500
Victor Staffieri                                     --                        89,901 ADSs
Dr. Paul Golby                                      287                       131,283
Sir Frederick Crawford                            7,398                            --
Christopher Gibson-Smith                             --                            --
Sydney Gillibrand                                 6,858                            --
Peter Hickson                                    28,624                       382,283
Dr. David Li                                     20,000                            --
Thomas Oates                                         --                            --
Peter Wilson                                        850*                           --

All of the above interests are beneficial interests unless otherwise stated.

*    Non-beneficial interest.

         (ii) As at the close of business 20 March 2002, the following Powergen Directors had the following options outstanding under Powergen Share Option Schemes:

                                                      Number of
                                  Number of           Powergen                        Exercise
                                   Powergen           Sharesave                       price per
                               Executive Share         Scheme          Date of        Powergen         Exercise Dates
Name                                Scheme             Options          grants        Share (pound) From          To
---------------------------    -----------------    --------------     ----------    -------------- --------------------
Edmund Wallis                       25,500                             01.12.92            2.78      01.12.95 - 01.12.02
                                    27,500                             01.07.93            3.87      01.07.96 - 01.12.02
                                    53,500                             22.11.94            5.57      22.11.99 - 22.11.04
                                    56,000                             29.11.95            5.32      29.11.00 - 29.11.04
                                    63,500                             26.06.96            5.32      26.06.01 - 26.06.06

                                       2

                                                      Number of
                                  Number of           Powergen                        Exercise
                                   Powergen           Sharesave                       price per
                               Executive Share         Scheme          Date of        Powergen         Exercise Dates
Name                                Scheme             Options          grants        Share (pound) From          To
---------------------------    -----------------    --------------     ----------    -------------- --------------------
                                    20,000                             02.07.97            7.35      02.07.02 - 02.07.07
                                    50,500                             25.09.98            8.88      25.09.03 - 25.09.08
                                    10,500                             12.03.99            8.70      12.03.04 - 12.03.09
                                   364,000                             10.04.00            3.995     10.04.03 - 10.04.10
                                                         3,283         05.04.00            2.95      01.06.03 - 30.11.03
Nick Baldwin                        11,000                             22.11.94            5.57      22.11.97 - 22.11.04
                                    13,000                             29.11.95            5.32      29.11.98 - 29.11.05
                                    15,500                             26.06.96            4.705     26.06.99 - 26.06.06
                                    14,000                             02.07.97            7.35      02.07.00 - 02.07.07
                                    20,500                             25.09.98            8.88      25.09.03 - 25.09.08
                                    32,500                             12.03.99            6.875     12.03.04 - 12.03.09
                                   195,000                             10.04.00            3.995     10.04.03 - 10.04.10
                                                         4,575         24.07.96            3.77      01.08.01 - 31.01.02
Peter Hickson                       78,500                             11.12.96            5.72      11.12.01 - 11.12.06
                                    32,000                             02.07.97            7.35      02.07.02 - 02.07.07
                                    30,500                             25.09.98            8.88      25.09.03 - 25.09.08
                                    21,000                             12.03.99            6.875     12.03.04 - 10.04.10
                                   217,000                             10.04.00            3.995     10.04.03 - 10.04.10
                                                         3,283         05.04.00            2.95      01.06.03 - 30.11.03
Dr. Paul Golby                      12,000                             12.03.99            6.875     12.03.02 - 12.03.09
                                    93,500                             10.04.00            3.995     10.04.03 - 10.04.10
                                    22,500                             13.06.01            7.175     13.06.04 - 13.06.11


         (iii) As at the close of business on 20 March 2002, the following Powergen Directors had the following awards over Powergen Shares outstanding under the Powergen Restricted Share Plan (either as a Bonus Enhancement Award or a Medium Term Bonus Award):

                                                                                                        Number of
Name                             Award                                          Date of grant        Powergen Shares*
-----------------------------    --------------------------------------       -------------------    -----------------
Edmund Wallis                    Medium Term Bonus Award                            15.05.97              19,927
                                 Medium Term Bonus Award                            20.05.98              18,929
                                 Medium Term Bonus Award                            12.03.99              26,181
Nick Baldwin                     Bonus Enhancement Award                            20.05.98               8,614
                                 Medium Term Bonus Award                            20.05.98               9,542
                                 Medium Term Bonus Award                            12.03.99              13,090
                                 Medium Term Bonus Award                            22.05.01              22,377
Dr. Paul Golby                   Bonus Enhancement Award                            12.03.99               2,586
                                 Bonus Enhancement Award                            08.03.00              11,369
Peter Hickson                    Bonus Enhancement Award                            20.06.98              12,504
                                 Bonus Enhancement Award                            12.03.99              13,298
                                 Medium Term Bonus Award                            15.05.97              13,187
                                 Medium Term Bonus Award                            20.05.98              12,301
                                 Medium Term Bonus Award                            12.03.99              16,000
                                 Medium Term Bonus Award                            22.05.01              16,839

* The number of Powergen Shares under Bonus Enhancement Awards includes additional Powergen Shares to reflect the Powergen Directors' entitlements arising from the reinvestment of dividends in Powergen Shares.

         (iv) As at the close of business on 20 March 2002, the following Powergen Directors had the following options to acquire ADSs outstanding under Powergen Share Option Schemes:

                                   Number of                            Exercise price per
                                 Powergen ADSs         Date of            Powergen ADS             Exercise Dates
Name                             under option           grants            (US dollars)          From            To
---------------------------    ------------------    -------------     --------------------     ---------------------
Victor Staffieri                    38,890*            11.12.00            $35.13               11.12.00 - 03.02.09
                                    40,179             02.03.01            $39.225              02.03.02 - 02.03.11
                                    10,832             30.04.01            $41.15               30.04.02 - 30.04.11

* This option over 38,890 ADSs (the "Converted Option") was granted to Mr. Staffieri following Powergen's acquisition of LG&E Energy on 11 December 2000 in substitution for an option granted to Mr. Staffieri under LG&E Energy's Long-Term Incentive Plan. On retention of this option (or retention of the resulting ADSs following exercise) by Mr. Staffieri for two years from the LG&E Energy completion, Mr. Staffieri is entitled under his employment agreement to a further 9,722 ADSs (that is, one quarter of the ADSs under the Converted Option) without payment. In the event of a change of control of Powergen (which, for these purposes, occurred upon the acquisition of Powergen by E.ON), Mr. Staffieri is entitled to these further ADSs irrespective of exercise of the Converted Option.


         (v) Mr. Staffieri has an interest in ADSs through his holding of 7,688 Restricted ADSs, as described in Item (c)(iv) below.

         (vi) As a participant in the savings retirement plan operated by LG&E Energy, Mr. Staffieri, in common with all other eligible employees of LG&E Energy held units in the Powergen equity sub-fund; these units corresponding to approximately 13 ADSs as at the close of business on 20 March 2002.

POWERGEN SHARE SCHEMES

         (i)      Powergen 1998 Profit Sharing Scheme

         The Scheme of Arrangement pursuant to which E.ON acquired Powergen (the "Scheme") extended to any Powergen Shares held on behalf of employees and former employees by the trustee of the Powergen 1998 Profit Sharing Scheme. Participants were entitled to the same consideration as that available to Powergen Shareholders in relation to the Scheme.

         (ii)    Powergen Share Option Schemes

         All subsisting options under the Powergen Share Option Schemes which were not already exercisable will become exercisable on June 28, 2002 (the date on which the High Court of Justice of England and Wales sanctioned the Scheme, the "Hearing Date") (save that options under the Powergen Long-Term Incentive Plan were exercisable on 19 April 2002). All Powergen Shares issued on the exercise of options prior to the close of business on the Business Day preceding the Hearing Date were subject to the Scheme, but the Scheme did not extend to Powergen Shares issued, including on the exercise of options, after that time. Each Powergen Share issued on the exercise of options after the close of business on the Business Day preceding the Hearing Date will be compulsorily acquired by E.ON UK, or as it may direct, for the same cash consideration as that paid in respect of each Powergen Share pursuant to the Scheme.

         Alternatively, holders of options under the Powergen Share Option Schemes were offered the opportunity to cancel their options in return for a cash payment from a member of the E.ON Group equal to the difference between the cash consideration paid in respect of each Powergen Share pursuant to the Scheme and the exercise price under the relevant option, multiplied by the number of Powergen Shares which are capable of being acquired on exercise of the option.

         Participants in the Powergen Sharesave Scheme and the Powergen Sharesave Scheme (1998) are entitled to exercise their options within the period of six months following the Hearing Date. The number of Powergen Shares which they may acquire on exercise will be restricted to that number which can be acquired at the exercise price with their accumulated monthly savings. As a result, save for contracts which mature within six months of the Hearing Date, participants will be able to acquire fewer Powergen Shares than could have been acquired on maturity of the savings contract. Accordingly, participants holding Powergen Sharesave Scheme and Powergen Sharesave Scheme (1998) options granted prior to the date of announcement of the acquisition by E.ON on 9 April 2001 are entitled to a cash payment from a member of the E.ON Group equal to the additional profit which they would have made if they had continued to save for a further six months following expiry of the exercise period stated above. Edmund Wallis, Peter Hickson and Dr. Paul Golby held Sharesave options on 20 March 2002, entitling them, on the same terms as other optionholders, to a payment of approximately (pound)2,585 each, before taxation.

         Any performance target attaching to options granted under the Powergen Executive Share Option Scheme and the Powergen Executive Share Option Scheme
(1998) will cease to apply where options are exercised following the Hearing
Date.

         (iii)    Powergen Restricted Share Plans

         The Powergen Restricted Share Plans provided for the grant of two categories of award - medium term bonus awards and bonus enhancement awards. The number of Powergen Shares released under medium term bonus awards is generally dependent on the performance of Powergen over a five year period, with no shares being released if Powergen is in the lower half of its comparator group by reference to total shareholder return, and with the full number of shares being released if Powergen is in the top quartile. Under bonus enhancement awards, participants are entitled to take bonuses in the form of Powergen Shares, with those shares being held in trust; after three years, additional matching shares will be transferred to the participant subject to the satisfaction of certain conditions.

         The effect of the Scheme is that, in accordance with the rules of the Powergen Restricted Share Plans, all Powergen Shares under medium term bonus awards will be released in full (irrespective of the performance condition), and all Powergen Shares under bonus enhancement awards (that is, those bought with bonus and additional matching shares) will also be released early. The Powergen Employee Share Trust holds sufficient Powergen Shares to satisfy these awards in full.

         Edmund Wallis, Nick Baldwin, Peter Hickson and Dr. Paul Golby participated in the Restricted Share Plans. No awards have been made under the Restricted Share Plans in 2002.

         (iv)     Powergen Long-Term Incentive Plan

         The Powergen Long-Term Incentive Plan provides for the grant of "performance units", and such grants have been made to US-based executives (including Mr. Staffieri, an executive director of Powergen). The vesting of these performance units is normally dependent on corporate performance measured in terms of the growth of LG&E Energy's cash flow during a three year performance period. Under the rules of the plan, these units vested on 19 April 2002. The units are valued by reference to the extent to which the performance conditions are satisfied over the period ending on the vesting date or, if higher, the value of the units when they were granted. Although the corporate performance condition cannot be tested until the vesting date, it is anticipated that the value of the performance units will be determined by reference to their value when they were granted. In accordance with the rules of the plan, a cash payment will be made in satisfaction of the amount due.

         Certain senior executives of LG&E Energy (including Mr. Staffieri) are contractually entitled to participate in the Long-Term Incentive Plan each year. Accordingly, the Remuneration Committee has made a grant of performance units to these individuals in respect of 2002, which will vest on the basis described above. No grants of share options will be made to these individuals in respect of 2002.

         (v)     Section 401(k) retirement plan for US employees

         All US-based employees in service at 1 January 2001 and 2 July 2001 were allocated an interest in Powergen ADSs in the form of units in a special equity sub-fund constituted under a section 401(k) retirement plan operated by LG&E Energy, to the value of $500 per participant. The Scheme extends to the Powergen ADSs held under this plan, and the custodian of the plan will receive cash in respect of the units held by participants. Participants will be notified of the investment choices available to them in respect of the cash received.

         (c)      THEIR CONTRACTS AND TRANSACTIONS WITH SYSTEM COMPANIES:

         (i) Each of the following Powergen Directors has/had a service contract with a Powergen Group company, details of which are as follows:

                                                                   Salary from 1                  Salary before 1
Director                           Date of Contract                 January 2002                    January 2002
--------------------------      -----------------------         ---------------------          -----------------------
Edmund Wallis                       31 March 1991                      $756,808                         $756,808
Nick Baldwin+                       8 October 2001                     $633,099                         $582,160
Peter Hickson+                     9 December 1996                     $494,836                         $480,282
Victor Staffieri                   25 February 2000                    $630,000                         $600,000
Dr. Paul Golby*                      1 June 2001                       $385,681                         $342,019

* Appointed a Powergen Director on 21 January 2001. On 4 February 2002, Dr. Paul Golby's service contract was amended to provide for a salary of (pound)300,000 per annum with effect from 21 January 2002.

+   Retired effective 1 July 2002.

Note:
The amounts presented in U.S. dollars ($) have been converted from UK pound sterling figures ((pound)) at a convenience rate, based on the exchange rate on December 31, 2001 of $1.4554/(pound).

         (ii) Mr. Wallis's service contract was amended on 21 February 2001 in connection with his change in status from Chief Executive to Chairman. Mr. Wallis was employed as Chairman for a fixed term ending on 28 February 2003, at a salary of (pound)520,000 ($756,808) per annum until 28 February 2002 and thereafter a salary of (pound)200,000 ($291,080) per annum. Mr. Wallis has been paid a bonus of (pound)130,000 ($189,202) for the year ended 28 February 2002, but is not entitled to any bonus in respect of the remainder of the period to 28 February 2003. Mr. Wallis has ceased to accrue pension benefits having reached the age of 62 on 28 February 2001. Mr. Wallis is entitled to the provision of a company car and private health cover. In the event that Powergen UK plc terminates Mr. Wallis's employment at any time prior to 28 February 2003 (other than for misconduct), Mr. Wallis will be entitled to receive a sum equal to (pound)950,000 ($1,382,630) less the gross amounts of any salary or bonus paid to Mr. Wallis in the period from 1 March 2001 to the date of termination.

         Mr. Wallis assumed the role of Chief Executive Officer and Deputy Chairman of Powergen upon completion of the acquisition by E.ON.

         (iii) Nick Baldwin, Peter Hickson and Dr. Paul Golby are entitled under their service contracts to benefits, including eligibility to participate in Powergen's bonus schemes, the provision of a company car, provision of private health cover, participation in the Electricity Supply Pension Scheme and participation in an unapproved unfunded pension scheme. Each of their service contracts are subject to termination by either party giving not less than one year's notice (or two years in the circumstances described below). Each of their appointments will automatically terminate on attainment of age 60.

         In the event of a change of control of Powergen UK plc or Powergen, the notice period of each of Messrs. Baldwin and Hickson is automatically extended to two years. If the employment of either of Messrs. Baldwin or Hickson is terminated within the period of two years following the earlier of such a change of control or the announcement of a change of control ("Protected Period"), Powergen UK plc is required to make a payment on termination ("Termination Payment"). Powergen UK plc is also required to make a Termination Payment if during the Protected Period Messrs. Baldwin or Hickson terminates his employment in certain specified constructive dismissal events including: any reduction in his remuneration; any change in his title without his consent; any reduction in his authority, duties or responsibilities without his consent; the assignment to him of any position, duties or responsibilities inconsistent with his status and authority immediately prior to the announcement of the change of control event; his normal place of work being moved to a location outside the United Kingdom; his ceasing to hold the office of director for any reason (other than his resignation or his becoming prohibited or disqualified in law from acting as a director); or where, during the Protected Period, he is unable to perform his duties by reason of the actions of Powergen or any shareholder and he has served notice of this fact and Powergen has failed to remedy the situation within three months.

         The Termination Payment payable to Messrs. Baldwin and Hickson shall be an amount equal to the aggregate of the following: (a) twice his gross annual salary at the rate current on the date of termination of employment
(the "Termination Date"); (b) twice his target annual bonus (being 25 percent of gross annual salary) for the financial year in which the Termination Date falls; and (c) an amount determined by an actuary equal to the excess of the capital value on the Termination Date of the pension and other benefits which would be payable under Powergen's retirement benefit schemes had Messrs. Baldwin or Hickson continued in employment until the second anniversary of the Termination Date or (if earlier) his normal retirement date, over the capital value at the Termination Date of such pension and other benefits actually payable under Powergen's retirement benefit schemes. The Termination Payment shall not be reduced on account of mitigation. Where notice of termination of employment is given by Powergen, the Termination Payment shall be reduced pro rata by reference to any period of notice actually served by Messrs. Baldwin or Hickson.

         Messrs. Baldwin and Hickson retired upon the completion of the acquisition by E.ON. In accordance with their service contracts, Messrs. Baldwin and Hickson are entitled to the Termination Payment (as described above) on termination of their employment.

         (iv) Mr. Staffieri is employed under an Employment and Severance Agreement dated 25 February 2000 as amended (including upon Mr. Staffieri's appointment as Chief Executive Officer of LG&E Energy on 30 April 2001) (the "Agreement"). The Agreement, which became effective on completion of Powergen's acquisition of LG&E Energy on 11 December 2000 ("LG&E Completion"), is for an initial term of two years from LG&E Completion but will be automatically extended each year thereafter unless LG&E Energy or Mr. Staffieri gives notice of non-renewal. In addition to base salary, Mr. Staffieri is entitled to participate in bonus arrangements on the basis of a target annual bonus of 70 percent of base salary with effect from his appointment as Chief Executive Officer of LG&E Energy, which will be subject to a guaranteed minimum of 75 percent of target annual bonus for 2002. Mr. Staffieri is also entitled to certain contractual benefits, including life insurance cover (and a further payment to cover tax liabilities on this benefit, calculated on a grossed-up basis).

         The Agreement provides for the payment of retention amounts to Mr. Staffieri (in common with other senior executives of LG&E Energy whom Powergen regarded as essential to the success of its acquisition of LG&E Energy). On LG&E Completion, Mr. Staffieri became entitled to a payment of $600,000, which has been paid to him. Mr. Staffieri is entitled, subject to continued employment with LG&E Energy at the date of payment, to three additional retention payments (of $809,000, $809,000 and $774,330 respectively) at six-monthly intervals following LG&E Completion. These amounts have been credited to Mr. Staffieri's deferred compensation plan and the amount payable will be adjusted in accordance with the terms of that plan. A fourth retention payment of $262,835 is also payable eighteen months following LG&E Completion. All retention amounts are payable earlier in certain circumstances. The first two additional retention payments have been made at the relevant six-monthly intervals (the adjusted amounts paid being $833,111 and $886,772 respectively). Mr. Staffieri's entitlement to the third and fourth additional retention payments will be accelerated by a change of control of Powergen (which, for these purposes, occurred upon passage of the resolutions at the Court Meeting and Extraordinary General Meeting), provided that Mr. Staffieri remains in LG&E Energy's employment until that date. Mr. Staffieri is entitled to elect for such payments to continue to be held in his deferred compensation plan. However, if Mr. Staffieri elects to receive payment, the amount payable would be approximately $845,590 in respect of the third retention payment and $262,835 in respect of the fourth retention payment.

         Under these retention arrangements, Mr. Staffieri is entitled under the Agreement to 7,688 ADSs (the "Restricted ADSs") if he remains in employment with LG&E Energy until eighteen months following LG&E Completion. Mr. Staffieri's entitlement to the Restricted ADSs will likewise be accelerated by the change of control of Powergen (as defined above), provided that Mr. Staffieri remains in LG&E Energy's employment until that date. On release of the Restricted ADSs, Mr. Staffieri will also be entitled to a payment (in cash or ADSs, at Mr. Staffieri's election) equal to the value of dividends paid on the Restricted ADSs during the period since they were awarded to Mr. Staffieri.

         During 2001 Mr. Staffieri was granted 9,710 "performance units" under the Powergen Long-Term Incentive Plan, of which 7,648 were granted on 2 March 2001 and 2,062 were granted on 30 April 2001. Each performance unit has an initial value of $39.225, corresponding to the market value of an ADS on 2 March 2001. On 21 January 2002, Mr. Staffieri was granted a further 25,278 performance units under the Powergen Long-Term Incentive Plan (each performance unit having an initial value of $43.615, corresponding to the market value of an ADS on that date) in recognition of the contractual entitlement of Mr. Staffieri and other senior executives of LG&E Energy to participate in the Powergen Long-Term Incentive Plan in 2002 (as described in section 7(d) above). The vesting of these performance units is normally dependent on corporate performance measured in terms of the achievement of certain cash flow targets by LG&E Energy during a three year performance period. Mr. Staffieri's entitlement to these performance units will be accelerated by the change of control of Powergen (as defined above), provided that Mr. Staffieri remains in LG&E Energy's employment until that date. In these circumstances, the performance units will be valued by reference to the extent to which the performance conditions are satisfied over the period ending with the change of control or, if higher, the value of the performance units when they were granted to Mr. Staffieri. Although the date for testing the corporate performance conditions has not yet occurred, it is anticipated that the value of the performance units will be determined by reference to their value when they were granted to Mr. Staffieri. In this event, Mr. Staffieri would become entitled to a payment of $1,483,375.

         If Mr. Staffieri's employment is terminated by LG&E Energy (including as a result of LG&E Energy giving notice not to extend the term of the Agreement, but not if LG&E Energy is terminating for cause) or by Mr. Staffieri in certain constructive dismissal situations, within two years following a change of control of Powergen (as defined above), Mr. Staffieri is entitled to a severance amount equal to 2.99 times the sum of his base salary and a specified amount in respect of annual bonus entitlement. In addition, Mr. Staffieri is entitled to payment of all accrued remuneration, to continued provision of certain benefits for a period of three years from termination and to an amount in respect of outplacement services. Further, any payments to Mr. Staffieri which would equal or exceed an amount which would constitute a non-deductible payment pursuant to relevant US tax law and which would be subject to an excise tax imposed under such law will be increased to ensure that Mr. Staffieri receives an amount as if no excise tax had been imposed. If Mr. Staffieri's employment is terminated by LG&E Energy (including as a result of LG&E Energy giving notice not to extend the term of the Agreement, but not if LG&E Energy is terminating for cause), or by Mr. Staffieri in certain constructive dismissal situations, but not following a change of control, Mr. Staffieri is entitled to a severance amount equal to the sum of his base salary and a specified amount in respect of annual bonus entitlement, divided by twelve, and then multiplied by twenty-four. In addition, Mr. Staffieri is entitled to payment of all accrued remuneration, to continued provision of certain benefits for a period of two years from termination and to an amount in respect of outplacement services.

         (v) Save as referred to above, there is no contract of service of any Powergen Director with Powergen or any of its subsidiaries which has more than 12 months to run and no such contract has been entered into or amended within six months prior to 20 March 2002.

         (vi) The Non-Executive Directors of Powergen do not have service contracts, and serve Powergen under the terms of letters of appointment. Each of the Non-Executive Directors is entitled to a fee of (pound)25,000 ($36,385) per annum; Sydney Gillibrand is entitled to an additional fee of (pound)5,000 ($7,277) per annum as chairman of the Audit Committee.

ITEM 10.          FINANCIAL STATEMENTS AND EXHIBITS


         EXHIBITS

         Powergen hereby amends the previously filed Annual Report on Form U5S for the year ended December 31, 2001 to include the following documents which were not available at the time of the original filing.


Exhibit A-1     Annual Report on Form 20-F for the year ended December 31, 2001
                (incorporated by reference to Powergen plc's Form 20-F for the year ended December 31, 2001, File No. 1-13620, filed on July 1,
                2002)
Exhibit H-1*    Financial Statements of Powergen Group Holdings
Exhibit H-4*    Financial Statements of Gas Natural BAN, S.A. (English
                translation)

* Filed in paper format under cover of Form SE; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

                                  SIGNATURE

         Each the undersigned system companies have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.



Date:  July 3, 2002                       Powergen plc
                                          Powergen US Holdings Ltd.
                                          Powergen US Investments
                                          Powergen Luxembourg Sarl
                                          Powergen Luxembourg Holdings Sarl
                                          Powergen Luxembourg Investments Sarl
                                          Powergen US Investments Corp.


                                          BY:  /s/  CHRISTOPHER SALAME
                                               ------------------------------
                                          NAME:  CHRISTOPHER SALAME
                                          ITS:  COMPANY SECRETARY

                                  EXHIBIT INDEX


Exhibit A-1  Annual Report on Form 20-F for the year ended December 31, 2001
             (incorporated by reference to Powergen plc's Form 20-F for the year ended December 31, 2001, File No. 1-13620, filed on July 1, 2002.)
Exhibit H-1* Financial Statements of Powergen Group Holdings
Exhibit H-4* Financial Statements of Gas Natural BAN, S.A. (English translation)

* Filed in paper format under cover of Form SE; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).